Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BLOOMBERG TRADEBOOK LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

919 THIRD AVENUE

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER TRUPIANO   646-324-8379

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC

(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, CHRISTOPHER TRUPIANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31ST, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Members of Bloomberg Tradebook LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 1996.

Bloomberg Tradebook LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$46,242,606
Cash segregated under federal and other regulations	1,000,355
Receivable from brokers and dealers, net of allowance of $52,047 (Note 5)	22,114,321
Securities borrowed	80,143,300
Deposits and receivable from clearing organizations	17,494,752
Receivable from customers	67,811,698
Receivable from affiliates	1,175,936
Securities owned, at fair value	1,179,624
Other assets	784,713
Total assets	$237,947,305

Liabilities and Members' Equity

Liabilities

Soft dollars payable	$27,657,790
Payable to affiliates	7,763,821
Accounts payable and accrued expenses	20,630,170
Deferred revenue	143,000
Securities sold, not yet purchased	252,923
Payables to brokers and dealers	2,264,399
Payables to customers	62,901,423
Accrued employee compensation	3,910,162
Deferred compensation	1,256,086
Total liabilities	$126,779,774
Contingencies and guarantees (Note 10)	-
Members' equity	111,167,531
Total liabilities and members' equity	$237,947,305

The accompanying notes are an integral part of the Statement of Financial Condition.

1.   **Organization and Nature of Business**

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"), and is a member of the Securities Investor Protection Corporation (SIPC).

The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System mainly processes equities, futures and options transactions. The Company earns commission revenue on securities transactions it processes and incurs expenses for executing and clearing services provided by third-party broker-dealers. The Company has clearing rights with clearing organizations for US equities. In addition, the Company has memberships or trading arrangements with other financial intermediaries. The Company also self clears equities in the Canadian and Mexican Markets. The Company is also the chaperoning broker under rule 15a-6 for other global equities cleared by an affiliate and records fails of its US Customers it is chaperoning for trading global equities.

During 2018, the Company will no longer earn commission revenue on the execution and clearing of equity securities transactions, nor expenses on execution and clearing services, as it will cease offering execution and clearing services for equity transactions. The Company will no longer be the chaperoning broker under rule 15a-6 for global equities cleared by an affiliate. The Company entered into an executing broker arrangement with a third party who will provide the execution and clearing services for equity securities transactions. Under the agreement, the Company will generate revenue from the third party in exchange for providing analytics, technology and support to their customers.

2.   **Significant Accounting Policies**

Basis of Presentation
The financial statements are presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional currency of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2017, the Company has a cash balance at such

financial institutions that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The company does not expect to incur any loss from the amount in excess of the FDIC limit.

Securities Owned, at Fair Value and Securities Sold, but Not Yet Purchased
All "securities owned, at fair value" and "securities sold, but not yet purchased" are recorded on trade date at fair value and are revalued in the same manner. Associated revenue and expenses are recorded on trade date.

Securities Transactions
Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, amounts payable to clearing organizations on open transactions and execution cost payables.

Receivables from customers, inclusive of 15a-6 transactions, consist of customer deliveries that were not fulfilled at December 31, 2017 and commissions earned. Payables to customers primarily consist of customer's securities transactions that were not fulfilled at December 31, 2017.

Securities Borrowed
Securities borrowed are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are recorded at the amount of cash collateral advanced, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition. The amount borrowed as of December 31, 2017 was $80,143,300. The value of the securities underlying these borrowings is $78,968,742 at December 31, 2017.

The Company engages in securities borrowed transactions as part of its self-clearing process to facilitate customer transactions, including satisfying delivery needs for failed settlements and to generate revenue.

Soft Dollars
Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated to the respective customer soft dollar accounts. Customer payments for research and research related services are reflected in these soft dollar accounts.

Tax Reform
The Tax Cuts and Jobs Act ("the Act") was enacted on December 22, 2017. The Act includes numerous changes in existing tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%. The Partnership determined that the Act does not have a material impact on the Company's tax positions, because the Company primarily operates in pass-through form from a U.S. federal income tax perspective.

3.   **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

  b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Description	Fair Value Measurements on a Recurring Basis							
	(Level 1)		(Level 2)		(Level 3)		Total	
Assets								
Money Market Fund	$	12,862,447	$		$		$	12,862,447
Common Stock	$	439,626	$	739,998	$	-	$	1,179,624
Total assets	$	13,302,073	$	739,998	$	-	$	14,042,071
Liabilities								
Common Stock sold, not yet purchased	$	252,923	$		$		$	252,923
Total Liabilities	$	252,923	$	-	$	-	$	252,923

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, clearing organizations, customers & affiliates, soft dollars payable, payable to affiliates, accounts payables, payables to brokers and dealers & customers. Cash and cash equivalents such as the money market fund reflected above are considered Level 1 financial assets as they are based on a published net asset value for the money market fund while all other financial instruments listed above are considered Level 2. There are no Level 3 financial assets, nor transfers between levels.

4. **Cash Segregated Under Regulations**

Cash segregated under Federal and Other regulations represents bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). At December 31, 2017, cash of $1,000,355 has been segregated. Although the Company is claiming an exemption under rule 15c3-3(k)(2)(i), the Company maintains a segregated account for items which are not promptly delivered to clients, however the Company is not aware of any such instances.

5. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations at December 31, 2017:

	Receivables from		Payables to	
Broker-dealers	$	21,620,270	$	57,633
Clearing organizations		17,494,752		1,020,430
Securities borrowed		80,143,300		-
Securities failed-to-deliver/receive		421,697		1,186,336
Other		124,401		-
		119,804,420		2,264,399
Allowance for doubtful accounts		(52,047)		-
Total	$	119,752,373	$	2,264,399

The Company monitors collections and payments and maintains an allowance for doubtful accounts. An allowance for doubtful accounts on receivable from brokers, dealers and clearing organizations is to absorb potential credit losses. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables to absorb potential credit losses. At December 31, 2017 the allowance for doubtful accounts was $52,047.

6. Receivables from / and Payables to Customers

The following is a summary of receivables from and payables to customers at December 31, 2017:

	Receivables From Customers	Payables To Customers
Customer receipt/ deliveries of securities and the related settlement amount	67,811,698	62,901,423
Total	$ 67,811,698	$ 62,901,423

7. Employee Compensation

Bloomberg provides employees with compensation under various deferred compensation plans. One of the plans is the long term deferred incentive plan ("LTIP"). The LTIP plan pays an award amount equal to a percentage of employees' total average annual compensation over a period as defined within the program. The deferred compensation payable is recorded at a discount. LTIP is projected to be payable in the second half of 2019 based on Bloomberg's achievement of a revenue goal as stated within the plan. The estimates used to record the LTIP liability and related expense are based on projected employee turnover, increases in compensation, and revenue growth, which impacts the anticipated attainment date for achieving the revenue goal.

In addition, the Company has an annual cash bonus plan which is linked to departmental performance and achievement of individual goals.

8. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City ("NYC") Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company has a deferred tax asset of $1,254,125 relating to UBT as of December 31, 2017. This the result of temporary differences arising principally for a reserve for a New York State sales tax matter (Note 10), deferred compensation items and net operating loss carryforwards. The Company has $73,189,591 of gross net operating loss carryforwards relating to UBT that do not

begin to expire until 2035. Management believes that it is more likely than not that the deferred tax asset will not be realized; therefore, a 100% valuation allowance was recorded for the deferred tax asset, which reduced its carrying value to $0 as of December 31, 2017.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2014 are closed to examinations.

9.   **Related Party Transactions**

License Fee

Bloomberg licenses the use of the Bloomberg Professional to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equaled the product of Bloomberg's total cost incurred during the year for programming, and hosting, the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the fee paid would be only to the extent such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

Affiliate Service Fee

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. As part of these services, the Company receives marketing services from certain Bloomberg subsidiaries and must pay each affiliate a fee for such services, approximately equal to the product of .50 times 110% of the operating costs.

At December 31, 2017, $1,856,119 related to these service agreements is due and included in "Payable to affiliates" in the Statement of Financial Condition. At December 31, 2017, $45,529 related to the service agreements is due and included in "Receivable from affiliates" in the Statement of Financial Condition.

Terminal Rebate Fees

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions effectuated on the Tradebook System. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2017, $4,496,882 is due to Bloomberg, which is included in "Payable to affiliates" in the Statement of Financial Condition.

Executing and Clearing Fees

The Company receives executing and clearing services through an affiliated broker dealer for Non US Equities. The clearing services under this arrangement are provided by third party clearing firms. As part of the arrangement, the affiliate collects commissions on behalf of the Company. At December 31, 2017, the Company has a balance of $1,130,407 for unremitted commissions earned and this is included in "Receivable from affiliates" in the Statement of Financial Condition.

The Company has transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

Line of Credit

Effective March 31, 2017 the Company entered into credit agreement with its parent and its affiliate. The Company has the ability to access up to $100,000,000 in aggregate per terms of the agreement. The credit agreement expires on March 31, 2022. The Company is charged 0.25% on the unused amount on the line of credit and variable interest rate based on the greater of (a) the latest Federal Funds Rate plus .005%, (b) the Prime Rate in effect on such day, or (c) the Eurodollar Rate for such day with an assumed Interest Period of one month plus 1%. During the year, the Company did not draw down on the line of credit and had no outstanding borrowings as of December 31, 2017.

10. **Contingencies and Guarantees**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Management cannot predict with certainty the outcome of pending examinations. A substantial adverse resolution regarding the examination could have a material effect on the Company's financial condition.

In the period prior to December 31, 2017, the Company underwent a New York State Sales Tax examination for the years 2008 through 2016. New York State is currently examining for Sales Tax Matters for the year ended December 31, 2017. The Company, has accrued and will accrue for this matter as it is considered probable and the amounts are reasonably determinable.

On October 3, 2017, the Company reached a settlement for all periods from 2008 to 2016. The year ended December 31, 2017 is still open to examination, therefore the Company is using the assessment methodology described above and has accrued $487,500 which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition as of December 31, 2017.

Indemnifications

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the Bloomberg Professional service or approved computer-to-computer interfaces that are executed, cleared and / or settled by the Company and its affiliates, and in certain cases cleared and / or settled by unrelated clearing brokers. These transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to customer and certain clearing agreements, the Company may be required to reimburse clearing organizations, central clearing facilities and / or its clearing brokers/ agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are

collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2017 for customer nonperformance.

In addition, the Company has the right to pursue collection or performance from its customers, counterparties and agents who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers /agents, clearing organizations, central clearing facilities and all customers with which it conducts business. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Company's clearing agents, clearing organization and central clearing facilities at December 31, 2017.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the Bloomberg Professional in the event of errors in transmission and/or processing caused by the Bloomberg Professional. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Guarantees

Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of securities transactions processed on behalf of an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying securities being cleared, thereby reducing the associated risk to changes in the market value of the security through the settlement date, as the Company has not experienced any defaults with executed and to be settled transactions. As of December 2017, the guarantee is no longer in effect as a result of the change in third party clearing organizations.

11. **Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1 and the minimum capital requirements of the CFTC under regulation 1.17. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to $250,000 or the CFTC minimum of $45,000. At December 31, 2017, the Company had excess net capital of $73,475,242 and its net capital requirement was $250,000.

12. **Subsequent Events**

The Company evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition until February 28, 2018 and determined that there were no

additional material events or transactions that would require recognition or disclosure in the Statement of Financial Condition except for the potential impact of the matter disclosed in Note 1.